SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

CYNGN, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

Title of Class of Securities)

23257B 107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23257B 107	13G

1.	Names of Reporting Persons Redpoint Ventures IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,642,481 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,642,481 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,642,481 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.5% (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by Redpoint Ventures IV, L.P., a Delaware limited partnership (“RV IV”), Redpoint Associates IV, LLC, a Delaware limited liability company (“RA IV”) and Redpoint Ventures IV, LLC, a Delaware limited liability company (“RV IV LLC,” together with RV IV and RA IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 2,642,481 shares of Common Stock held by RV IV. RV IV LLC serves as the sole general partner of RV IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV. RV IV LLC and RA IV are under common control. RV IV LLC owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023.

(3)	This percentage is calculated based upon 75,140,356 shares of common stock outstanding as of December 12, 2023, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 11, 2023.

CUSIP No. 23257B 107	13G

1.	Names of Reporting Persons Redpoint Associates IV, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 67,756 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 67,756 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,756 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1% (3)
12.	Type of Reporting Person (see instructions) OO

(1)  This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of 67,756 shares of Common Stock held by RA IV. RV IV LLC and RA IV are under common control. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RA IV and may be deemed to have indirect beneficial ownership of the shares held by RA IV. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023.

(3)	This percentage is calculated based upon 75,140,356 shares of common stock outstanding as of December 12, 2023, as reported in the Issuer’s Prospectus filed with the SEC on December 11, 2023.

CUSIP No. 23257B 107	13G

1.	Names of Reporting Persons Redpoint Ventures IV, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,710,237 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,710,237 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,710,237 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.6% (3)
12.	Type of Reporting Person (see instructions) OO

(1)  This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 2,642,481 shares of Common Stock held by RV IV and (ii) 67,756 shares of Common Stock held by RA IV. RV IV LLC serves as the sole general partner of RV IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV. RV IV LLC and RA IV are under common control. RV IV LLC owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023.

(3)	This percentage is calculated based upon 75,140,356 shares of common stock outstanding as of December 12, 2023, as reported in the Issuer’s Prospectus filed with the SEC on December 11, 2023.

CUSIP No. 23257B 107	13G

Introductory Note: This statement on Schedule 13G is being filed by the Reporting Persons in respect of shares of Common Stock, par value $0.00001 per share (“Common Stock”), of CYNGN, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

CYNGN, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

1015 O’Brien Dr.

Menlo Park, CA 94025

Item 2(a).	Name of Person(s) Filing:

Redpoint Ventures IV, L.P. (“RV IV”)

Redpoint Associates IV, LLC (“RA IV”)

Redpoint Ventures IV, LLC (“RV IV LLC”)

Item 2(b).	Address of Principal Business Office:

Redpoint Ventures

2969 Woodside Road

Woodside, California 94062

Item 2(c).	Citizenship:

RV IV is a Delaware limited partnership.

RA IV is a Delaware limited liability company.

RV IV LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share.

Item 2(e).	CUSIP Number:

23257B 107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 23257B 107	13G

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023:

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
RV IV	2,642,481	0	2,642,481	0	2,642,481	2,642,481	3.5%
RA IV	67,756	0	67,756	0	67,756	67,756	0.1%
RV IV LLC (1)	0	0	2,710,237	0	2,710,237	2,710,237	3.6%

(1)	RV IV LLC serves as the sole general partner of RV IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV. RV IV LLC and RA IV are under common control. RV IV LLC owns no securities of the Issuer directly.

(2)	These percentages are calculated based upon 75,140,356 shares of common stock outstanding as of December 12, 2023, as reported in the Issuer’s Prospectus filed with the SEC on December 11, 2023.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 23257B 107	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

REDPOINT VENTURES IV, L.P.
By its General Partner, Redpoint Ventures IV, LLC

By:	/s/ Scott Raney
Name:	Scott Raney
Managing Director

REDPOINT ASSOCIATES IV, LLC

By:	/s/ Scott Raney
Name:	Scott Raney
Managing Director

REDPOINT VENTURES IV, LLC

By:	/s/ Scott Raney
Name:	Scott Raney
Managing Director

Exhibit(s):

99.1:	Joint Filing Statement